FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

1Q12 Results

Consolidated net income totaled R$167 million in 1Q12

São Paulo, Brazil, May 7, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3] announce their results for the first quarter of 2012 (1Q12) as follows: GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores; while GPA Consolidated’s operations comprise GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and NovaPontocom's e-commerce stores: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA Food

Gross sales up 11.0% in 1Q12

GPA Food recorded a 1Q12 EBITDA margin of 7.4%

▪  Gross sales totaled R$7,371 million, up 11.0% over 1Q11

▪  Gross profit of R$1,726 million, up 12.3% over 1Q11

▪  EBITDA of R$493 million, up 16.9% year-on-year

▪  Net income of R$161 million, a 10.9% improvement over 1Q11

GPA Consolidated

EBITDA totaled R$758 million in 1Q12, up 30.1% over 1Q11, with margin at 6.2%

Net income totaled R$167 million, up 25.8% over 1Q11

▪  Gross sales of R$13,660 million, up 10.4% over 1Q11

▪  Gross profit of R$3,256 million, up 14.3% year-on-year

▪  EBITDA of R$758 million, up 30.1% over 1Q11

▪   Net income of R$167 million, a 25.8% improvement over 1Q11

Highlights

	GPA Food			GPA Consolidated

(R$ million)(1)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Gross Sales Revenue	7,371	6,640	11.0%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	12,147	10,869	11.8%
Gross Profit	1,726	1,537	12.3%	3,256	2,848	14.3%
Gross Margin	25.9%	25.7%	20 bps	26.8%	26.2%	60 bps
EBITDA (3)	493	422	16.9%	758	583	30.1%
EBITDA Margin	7.4%	7.1%	30 bps	6.2%	5.4%	80 bps
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(336)	(326)	3.1%
% of net sales revenue	2.1%	2.7%	-60 bps	2.8%	3.0%	-20 bps
Net Income - Controlling Shareholders (2)	161	146	10.9%	167	132	25.8%
Net Margin	2.4%	2.4%	0 bps	1.4%	1.2%	20 bps

(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Net Income after minority interest.
(3) Earnings before Interest, Taxes, Depreciation, Amortization and Net Financial Revenue (Expenses)

1/14

PERFORMANCE BY SEGMENT

The Company operates in an integrated manner in two business segments, as shown below:

GPA Food		Electro

Retail	Supermarkets
Hypermarket
Proximity
Gas Station and Drugstores
Cash and Carry	Cash and Carry

SALES PERFORMANCE

GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Gross Sales Revenue	7,371	6,640	11.0%	6,240	5,730	8.9%	1,131	910	24.2%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Gross 'Same-Store' Sales Revenue	9.3%	5.6%								9.6%	6.8%
Food	9.4%	3.6%
Non-food	9.2%	11.6%

GPA Food

GPA Food’s gross sales increased 11.0% in 1Q12 over 1Q11. Gross same-store sales revenue were up 9.3%. In real terms, i.e. deflated by the IPCA inflation index, sales were up 4.1%. The main factors which contributed to this increase were:

▶   Retail: gross sales increased 8.9% over 1Q11, chiefly due to the following factors:

▪   The food category, in which grocery and perishables posted similar growth;

▪   The non-food category, in which the highlight was the textile segment at Extra, due to the adoption of the new strategy for the Fall/Winter collection. The campaign to launch the collection was notable for the participation of actress Camila Pitanga, with garments by designer Marcelo Sommer;

▪   The top performers among the Group’s formats were Extra Supermercado and Minimercado Extra, whose gross same-store sales revenue increased above the Group’s average;

2/14

▪   The Company opened one Extra Hiper store and converted five Extra Fácil stores into Minimercado Extra. Another 14 stores are under construction.

▶   Cash-and-carry: gross sales increased by 24.2%, chiefly due to:

▪   The repositioning of Assaí’s assortment, a process that began in the second half of 2011, for adjusting the assortment to the target publics (processors, distributors and users), benefiting average ticket growth;

▪   The opening of one store in São Paulo.

GPA Consolidated

▶   Consolidated gross sales totaled R$13,660 million in 1Q12, up 10.4% over 1Q11. In addition to GPA Food, as mentioned above, the performance of Viavarejo also contributed to this result. Casas Bahia and Ponto Frio implemented new marketing campaigns for their bricks-and-mortar stores and continued to revise and adjust their assortments and reorganize their stores to adapt to the new positioning. E-commerce also contributed to this growth, strengthening the importance of the purchasing experience as a competitive advantage.

Operating Performance

GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Gross Profit	1,726	1,537	12.3%	1,575	1,421	10.8%	151	116	30.8%	3,256	2,848	14.3%
Gross Margin	25.9%	25.7%	20 bps	28.1%	27.6%	50 bps	14.6%	14.0%	60 bps	26.8%	26.2%	60 bps
Selling Expenses	(1,039)	(938)	10.8%	(938)	(842)	11.4%	(101)	(95)	6.0%	(2,061)	(1,880)	9.6%
General and Administrative Expenses	(193)	(177)	9.4%	(183)	(167)	9.2%	(11)	(9)	13.7%	(437)	(385)	13.5%
Total Operating Expenses	(1,233)	(1,115)	10.6%	(1,121)	(1,010)	11.0%	(112)	(105)	6.7%	(2,498)	(2,266)	10.3%
% of Net Sales Revenue	18.5%	18.6%	-10 bps	20.0%	19.6%	-40 bps	10.8%	12.7%	-190 bps	20.6%	20.8%	-20 bps
EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
EBITDA Margin	7.4%	7.1%	30 bps	8.1%	8.0%	10 bps	3.8%	1.3%	250 bps	6.2%	5.4%	80 bps

GPA Food

In 1Q12, EBITDA totaled R$493 million, up 16.9% over 1Q11, with margin at 7.4%.

▶   Retail: the EBITDA margin reached 8.1%, up 10 bps over 1Q11, due to:

▪    A 50-bps gain in the gross margin as a result of: (i) continuous process of improving negotiations with suppliers; (ii) the improved sales mix and changes in the new consumption habits of Brazil’s middle class. This performance was in line with that in previous quarters.

▪    Total operating expenses as a percentage of net sales revenue grew by 40 bps, chiefly due to the increase in personnel expenses as a result of the collective bargaining agreement, which was above inflation (as measured by the IPCA consumer price index), as well as higher marketing expenses in the period.

▶   Cash-and-carry: the EBITDA margin came to 3.8%, a 250 bps improvement over 1Q11, due to:

▪    A 60 bps gain in the gross margin, due to changes in the assortment for favoring a more profitable mix, with a focus on the channels aimed at processors, distributors and users. These initiatives enable scale gains and access to advantageous negotiations with suppliers. The sales area was also restructured, streamlining inventory management and increasing store productivity. The format adjustments also led to gains due to a reduction in logistics costs.

▪    A reduction of 190 bps in total operating expenses as a percentage of net sales revenue, chiefly due to the upturn in sales as a result of store maturation and the dilution of fixed expenses, as well as the elimination of the bakery and butcher’s sections as of the second half of 2011.

3/14

GPA Consolidated

▶   In 1Q12, consolidated EBITDA totaled R$758 million, up 30.1% over 1Q11, due to the previously-mentioned operational improvement at GPA Food, and progress in Viavarejo’s integration process, which centralized purchasing negotiations and operating expenses, leading to gross margin gains and reduction in expenses.

Financial Performance and Debt

GPA Food and GPA Consolidated

Financial Result

	GPA Food			GPA Consolidated

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Financial Revenue	106	92	14.6%	146	133	9.2%
Financial Expenses	(248)	(254)	-2.2%	(481)	(459)	4.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(336)	(326)	3.1%
% of Net Sales Revenue	2.1%	2.7%	-60 bps	2.8%	3.0%	-20 bps

Charges on Net Bank Debt	(79)	(84)	-5.3%	(83)	(98)	-15.1%
Cost of Discount of Receivables	(30)	(48)	-38.1%	(218)	(195)	11.6%
Restatement of Other Assets and Liabilities	(34)	(30)	11.3%	(35)	(32)	6.9%
Net Financial Revenue (Expenses)	(143)	(162)	-11.9%	(336)	(325)	3.1%

GPA Food

▶   The net financial expense was R$142 million in 1Q12, equivalent to 2.1% of net sales revenue, down 60 bps over 1Q11. The financial result was comprised of:

▪  R$79 million in charges on the net bank debt, equivalent to 1.1% of net sales revenue, down 30 bps over 1Q11 (1.4%), favored by the reduction in interest rates;

▪  R$30 million in discounted receivables cost, equivalent to 0.5% of net sales revenue, down 30 bps over 1Q11 (0.8%), also due to the continuous optimization of payment conditions and the decline in interest rates;

▪  R$34 million in restatement of other assets and liabilities, which accounted for 0.5% of net sales revenue, stable from 1Q11 (0.5%).

GPA Consolidated

▶    The net financial result was an expense of R$336 million, equivalent to 2.8% of net sales revenue, down 20 bps over 1Q11. The financial result was comprised of:

▪  R$83 million in charges on the net bank debt totaling, equivalent to 0.7% of net sales revenue, down 20 bps over 1Q11 (0.9%). As with GPA Food, the reduction in interest rates was the main contributing factor to the reduction in the period.

▪  R$218 million in payment book and credit card receivables discounting costs, equivalent to 1.8% of net sales revenue, stable in comparison with that in 1Q11 (1.8%).

▪  R$35 million in restatement of other assets and liabilities, which accounted for 0.3% of net sales revenue, stable from 1Q11 (0.3%).

4/14

Indebtedness

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated

(R$ million)	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Short Term Debt	(2,382)	(2,059)	(2,442)	(2,654)
Loans and Financing - short term	(1,859)	(1,557)	(1,915)	(2,153)
Debentures - short term	(523)	(502)	(527)	(502)
Long Term Debt	(3,199)	(3,503)	(3,827)	(3,691)
Loans and Financing- long term	(1,302)	(1,365)	(1,529)	(1,554)
Debentures - long term	(1,896)	(2,138)	(2,298)	(2,138)
Total Gross Debt	(5,581)	(5,562)	(6,269)	(6,346)
Cash and Marketable Securities	2,831	3,544	3,746	4,970
Net Debt	(2,750)	(2,017)	(2,523)	(1,376)
Net Debt / EBITDA(1)	1.36x	1.04x	0.78x	0.45x
Payment book - short term	-	-	(2,211)	(2,263)
Payment book - long term	-	-	(112)	(129)
Net Debt with payment book(2)	-	-	(4,847)	(3,768)
Net Debt / EBITDA(1)	1.36x	1.04x	1.51x	1.24x

(1) EBITDA for the last 12 months

GPA Food

▶   GPA Food’s net debt totaled R$2,750 million as of 03/31/2012, up R$733 million over 12/31/2011. This increase was mainly due to the lower cash generation, which usually happens in the first quarter, especially when compared with the fourth quarter, period in which sales volume is higher and which carries a key seasonal factor. The net-debt-to-EBITDA ratio stood at 1.36x in 1Q12.

GPA Consolidated

▶   Net debt totaled R$4,847 million as of 03/31/2012, up R$1,079 million over 12/31/2011. The net-debt-to-EBITDA ratio was 1.51x.

5/14

Net Income

1Q12 - GPA Food and GPA Consolidated

	GPA Food			GPA Food						GPA Food

				Retail			Cash and Carry

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ	1Q12	1Q11	Δ

EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
Depreciation and Amortization	(147)	(125)	17.8%	(137)	(118)	15.9%	(10)	(7)		(186)	(158)	17.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(135)	(144)	-6.8%	(8)	(17)		(336)	(326)	3.1%
Equity Income	4	7		4	7		-	-		5	11	-54.0%
Result from Permanent Assets	(10)	0		(10)	0		(0)	0		7	3	126.5%
Other Operating Revenue (Expenses)	0	(6)		0	(6)		-	-		(2)	(15)	-88.2%
Income Before Income Tax	198	138	43.5%	177	151	17.1%	21	(13)		246	97	152.3%
Income Tax	(51)	(2)		(45)	(6)		(6)	4		(84)	13
Minority Interest - Noncontrolling	14	10	41.7%	14	10	41.7%	-	-		4	22	-79.5%
Net Income (1) - Controlling Shareholders	161	146	10.9%	146	155	-5.8%	15	(9)		167	132	25.8%
Net Margin	2.4%	2.4%	0 bps	2.6%	3.0%	-40 bps	1.5%	1.1%		1.4%	1.2%	20 bps

GPA Food

▶   In 1Q12, operating income before income tax totaled R$198 million, up 43.5% over 1Q11. The increase reflects the operational improvement in all formats and strict control over operating and financial expenses.

▶   Net income totaled R$162 million in the quarter, up 10.9% over 1Q11. The increase in net income was lower than that of operating income before income tax due to a lower effective income tax rate in 1Q11.

GPA Consolidated

▶    In 1Q12, consolidated net income totaled R$167 million, with margin at 1.4%. Net income was up 25.8% over 1Q11, reflecting the continuing operational improvements in GPA Food and Viavarejo.

Cash Flow

GPA Food and GPA Consolidated

	GPA Food			GPA Consolidated

(R$ million)	1Q12	1Q11	Δ	1Q12	1Q11	Δ

Cash Balance at beginning of period	3,544	2,468	1,076	4,970	4,426	544

Cash Flow from operating activities	(328)	(245)	(83)	(562)	(1,454)	892
EBITDA	493	422	71	758	583	175
Cost of Discount of Receivables	(30)	(48)	18	(151)	(165)	14
Working Capital	(791)	(619)	(172)	(1,170)	(1,872)	702
Cash Flow from Investment Activities	(175)	(222)	47	(202)	(264)	63
Net CAPEX	(209)	(342)	133	(236)	(346)	110
Aquisition and Others	34	120	(85)	34	82	(48)
Cash Flow from Financing Activities	(210)	439	(650)	(460)	880	(1,341)
Dividends Payments and Others	-	(0)	0	-	(0)	0
Net Proceeds	(210)	439	(650)	(460)	881	(1,341)

Variation of Net Cash Generated	(713)	(28)	(685)	(1,224)	(838)	(386)

Cash Balance at end of period	2,831	2,441	391	3,746	3,588	158

GPA Food

▶  In 1Q12 GPA Food’s cash flow was negative by R$713 million, down R$685 million over 1Q11, basically due to payments due in 1Q12 of debt raised in 2011.

6/14

GPA Consolidated

▶  Cash flow in 1Q12 stood at R$1,224 million. The R$386 million change stemmed mainly from payments due in 1Q12 related to debt raised in 2011

CAPEX

GPA Food and GPA Consolidated

	GPA Food	GPA Consolidated
(R$ million)	1Q12	1Q12

New stores and land acquisition	63	76
Store renovations and conversions	52	59
Infrastructure and Others	75	106
Total	189	241

GPA Food

▶  In 1Q12, CAPEX totaled R$189 million:

▪  R$63 million in store openings, construction and land acquisitions;

▪  R$52 million in store renovations and conversions; and

▪  R$75 million in infrastructure and others;

▶  GPA Food opened two new stores in the first quarter, one Extra Hiper and one Assaí. In addition, five Extra Fácil stores were converted to the Minimercado Extra format.

GPA Consolidated

▶  In 1Q12, investments totaled R$241 million, which include R$52 million in Viavarejo:

▪  R$76 million in the construction of new stores;

▪  R$59 million in store renovation; and

▪  R$106 million in infrastructure;

▶  In addition to the opening of the GPA Food stores, the Company also opened two Viavarejo stores, one Casas Bahia and one Ponto Frio.

▶  It is worth mentioning that 14 GPA Food stores are currently being refurnished.

▶  Investments in the period are in line with the Company’s annual business plan.

7/14

Dividends

GPA Consolidated

	GPA Consolidated

(R$ million)	1Q12	1Q11	Δ

Dividends	27.8	22.5	23.6%

GPA Consolidated

▶   On 05/07/2012, the Board of Directors approved the prepayment of interim dividends totaling R$0.11 per preferred share and R$0.10 per common share. Dividends to be paid in 1Q12 will total R$27.8 million, complying with Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of 08/03/2009.

▶   The interim payment referring to 1Q12 will be made on 06/20/2012. Shareholders registered as such on 06/11/2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of 06/12/2012, until the payment date.

▶   As for the fourth quarter, after the end of the 2012 fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout the fiscal year.

8/14

BALANCE SHEET

ASSETS

	GPA Food			GPA Consolidated

(R$ million)	03.31.2012	03.31.2011	12.31.2011	03.31.2012	03.31.2011	12.31.2011

Current Assets	8,167	7,678	9,150	15,466	14,882	17,276
Cash and Marketable Securities	2,831	2,441	3,544	3,746	3,955	4,970
Accounts Receivable	309	227	365	2,284	1,980	2,431
Credit Cards	215	179	252	381	394	478
Payment book	-	-	-	1,988	1,404	1,985
Sales Vouchers and Others	90	44	109	106	369	175
Post-Dated Checks	4	6	4	4	6	4
Allowance for Doubtful Accounts	(0)	(2)	(0)	(195)	(192)	(211)
Resulting from Commercial Agreements	392	302	447	392	302	447
Receivables Fund (FIDC)	1,086	1,160	1,182	2,364	1,960	2,559
Inventories	2,832	2,627	2,865	5,178	4,848	5,553
Recoverable Taxes	445	438	458	1,032	1,101	908
Expenses in Advance and Other Accounts Receivables	272	415	196	470	735	408

Noncurrent Assets	13,799	13,187	13,576	16,564	15,347	16,493
Long-Term Assets	2,243	2,197	2,054	3,893	3,358	3,855
Marketable Securities	-	-	-	-	2	-
Accounts Receivables	448	421	445	543	517	556
Paes Mendonça	448	431	445	448	431	445
Payment Book	-	-	-	101	86	118
Allowance for Doubtful Accounts	-	(38)	-	(6)	(44)	(7)
Recoverable Taxes	33	128	32	721	202	730
Fair Value Bartira	304	416	304	304	416	304
Deferred Income Tax and Social Contribution	442	592	456	1,211	1,358	1,250
Amounts Receivable from Related Parties	248	79	93	152	143	133
Judicial Deposits	652	488	616	809	611	738
Expenses in Advance and Others	116	73	108	153	109	144
Investments	161	145	156	258	229	253
Property and Equipment	6,523	6,072	6,446	7,436	6,862	7,358
Intangible Assets	4,873	4,773	4,919	4,977	4,898	5,026
TOTAL ASSETS	21,966	20,865	22,726	32,030	30,229	33,769

LIABILITIES

	GPA Food			GPA Consolidated

	03.31.2012	03.31.2011	12.31.2011	03.31.2012	03.31.2011	12.31.2011

Current Liabilities	6,636	5,174	7,211	11,445	10,058	13,501
Suppliers	2,744	2,782	3,421	4,716	4,864	6,279
Loans and Financing	1,859	649	1,557	1,915	1,406	2,153
Payment Book (CDCI)	-	-	-	2,211	1,521	2,263
Debentures	523	505	502	527	505	502
Payroll and Related Charges	321	257	376	712	530	759
Taxes and Social Contribution Payable	82	123	92	199	358	332
Dividends Proposed	103	115	103	103	116	103
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	42	68	49	42	68	49
Acquisition of Companies	56	63	55	56	63	55
Debt with Related Parties	513	507	582	88	20	28
Advertisement	38	38	29	88	38	90
Provision for Restructuring	12	-	13	12	-	13
Tax Payments	91	-	168	94	0	171
Advanced Revenue	13	-	15	79	102	82
Others	223	53	234	587	451	609

Long-Term Liabilities	7,755	8,416	8,051	10,320	10,463	10,173
Loans and Financing	1,302	2,089	1,365	1,529	2,239	1,554
Payment Book (CDCI)	-	-	-	112	87	129
Receivables Fund (FIDC)	1,167	1,128	1,236	2,383	2,346	2,420
Debentures	1,896	1,451	2,138	2,298	1,451	2,138
Acquisition of Companies	194	225	189	194	225	189
Deferred Income Tax and Social Contribution	1,107	1,303	1,115	1,107	1,313	1,115
Tax Installments	1,260	1,346	1,249	1,302	1,401	1,292
Provision for Contingencies	537	571	520	701	676	680
Advanced Revenue	-	302	-	368	694	381
Others	291	-	240	326	32	276

Shareholders' Equity	7,575	7,275	7,463	10,265	9,708	10,094
Capital	4,708	4,894	4,758	6,130	6,106	6,129
Capital Reserves	392	364	384	392	364	384
Profit Reserves	1,279	765	1,112	1,279	765	1,112
Minority Interest	1,196	1,251	1,210	2,465	2,472	2,469
TOTAL LIABILITIES	21,966	20,865	22,726	32,030	30,229	33,769

9/14

INCOME STATEMENT

	GPA Food			GPA Food						Consolidated

				Retail			Cash and Carry

R$ - Million	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%	1Q12	1Q11	Δ%

Gross Sales Revenue	7,371	6,640	11.0%	6,240	5,730	8.9%	1,131	910	24.2%	13,660	12,373	10.4%
Net Sales Revenue	6,656	5,984	11.2%	5,621	5,158	9.0%	1,035	827	25.2%	12,147	10,869	11.8%
Cost of Goods Sold	(4,930)	(4,448)	10.8%	(4,046)	(3,737)	8.3%	(884)	(711)	24.3%	(8,891)	(8,020)	10.9%
Gross Profit	1,726	1,537	12.3%	1,575	1,421	10.8%	151	116	30.8%	3,256	2,848	14.3%
Selling Expenses	(1,039)	(938)	10.8%	(938)	(842)	11.4%	(101)	(95)	6.0%	(2,061)	(1,880)	9.6%
General and Administrative Expenses	(193)	(177)	9.4%	(183)	(167)	9.2%	(11)	(9)	13.7%	(437)	(385)	13.5%
Total Operating Expenses	(1,233)	(1,115)	10.6%	(1,121)	(1,010)	11.0%	(112)	(105)	6.7%	(2,498)	(2,266)	10.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	493	422	16.9%	454	411	10.3%	40	11	261.9%	758	583	30.1%
Depreciation and Amortization	(147)	(125)	17.8%	(137)	(118)	15.9%	(10)	(7)	51.4%	(186)	(158)	17.9%
Earnings before interest and Taxes - EBIT	346	297	16.5%	317	293	8.1%	29	4	593.9%	572	425	34.6%
Financial Revenue	106	92	14.6%	98	92	6.6%	8	0		146	133	9.2%
Financial Expenses	(248)	(254)	-2.2%	(233)	(236)	-1.6%	(15)	(17)	-11.3%	(481)	(459)	4.9%
Net Financial Revenue (Expenses)	(142)	(162)	-11.9%	(135)	(144)	-6.8%	(8)	(17)	-54.2%	(336)	(326)	3.1%
Equity Income	4	7	-42.7%	4	7		-	-		5	11	-54.0%
Result from Permanent Assets	(10)	0		(10)	0		(0)	0		7	3	126.5%
Other Operating Revenue (Expenses)	0	(6)		0	(6)		-	-		(2)	(15)	-88.2%
Income Before Income Tax	198	138	43.5%	177	151	17.1%	21	(13)		246	97	152.3%
Income Tax	(51)	(2)		(45)	(6)		(6)	4		(84)	13
Minority Interest - Noncontrolling	14	10	41.7%	14	10	41.7%	-	-		4	22	-79.5%
Net Income - Controlling Shareholders (1)	161	146	10.9%	146	155	-5.8%	15	(9)		167	132	25.8%
Net Income per Share										0.64	0.51	24.4%
Nº of shares (million) ex-treasury shares										260	257

	GPA Food			GPA Food						Consolidated

% Net Sales Revenue				Retail			Cash and Carry

	1Q12	1Q11		1Q12	1Q11		1Q12	1Q11		1Q12	1Q11

Gross Profit	25.9%	25.7%		28.0%	27.6%		14.6%	14.0%		26.8%	26.2%
Selling Expenses	15.6%	15.7%		16.7%	16.3%		9.8%	11.5%		17.0%	17.3%
General and Administrative Expenses	2.9%	3.0%		3.3%	3.2%		1.0%	1.1%		3.6%	3.5%
Total Operating Expenses	18.5%	18.6%		19.9%	19.6%		10.8%	12.7%		20.6%	20.8%
EBITDA	7.4%	7.1%		8.1%	8.0%		3.8%	1.3%		6.2%	5.4%
Depreciation and Amortization	2.2%	2.1%		2.4%	2.3%		1.0%	0.8%		1.5%	1.5%
EBIT	5.2%	5.0%		5.6%	5.7%		2.8%	0.5%		4.7%	3.9%
Net Financial Revenue (Expenses)	2.1%	2.7%		2.4%	2.8%		0.8%	2.1%		2.8%	3.0%
Result from Permanent Assets and Others	0.2%	-0.1%		0.2%	0.1%		0.0%	0.0%		0.0%	0.1%
Income Before Income Tax	3.0%	2.3%		3.1%	2.9%		2.0%	1.6%		2.0%	0.9%
Income Tax	0.8%	0.0%		0.8%	0.1%		0.5%	0.4%		0.7%	0.1%
Minority Interest - noncontrolling	0.2%	-0.2%		0.3%	0.2%		0.0%	0.0%		0.0%	0.2%
Net Income - Controlling Shareholders (1)	2.4%	2.4%		2.6%	3.0%		1.5%	-1.1%		1.4%	1.2%
(1) Net Icome after Minority Interest

* In 1Q11, the net income of GPA Food’s controlling shareholders was recalculated and reduced from R$157 million to R$ 146 million, due to accounting methods between GPA Food and Viavarejo. As a result, minority interest was reduced from R$21 million to R$10 million in 1Q11.

10/14

Statement of Cash Flow

(R$ million)	GPA Consolidated
	03.31.2012	03.31.2011

Net Income for the period	162	111
Adjustment for Reconciliation of Net Income	-	-
Deferred Income Tax	32	(32)
Income of Permanent Assets Written-Off	(7)	7
Depreciation and Amortization	194	158
Interests and Exchange Variation	297	264
Adjustment to Present Value	23	(4)
Equity Income	(5)	(11)
Provision for Contingencies	13	27
Provision for low and losses of fixed assets	(2)	(1)
Share-Based Compensation	8	(7)
Allowance for Doubtful Accounts	53	-
	768	513

Asset (Increase) Decreases
Accounts Receivable	399	(420)
Inventories	350	(20)
Taxes recoverable	(116)	(194)
Other Assets	(111)	(196)
Marketable Securities	3	(367)
Related Parties	33	(10)
Judicial Deposits	(67)	(118)
	492	(1,325)

Liability (Increase) Decrease
Suppliers	(1,563)	(696)
Payroll and Charges	(46)	(65)
Taxes and contributions	(123)	41
Contingencies	(15)	(7)
Other Accounts Payable	(74)	85
	(1,733)	(720)

Net Cash Generated from (Used in) Operating Activities	(562)	(1,454)

Cash Flow from Investment and Financing Activities

	GPA Consolidated
	03.31.2012	03.31.2011

Net cash from acquisitions	-	-
Acquisition of Companies	7	-
Capital Increase in Subsidiaries	-	82
Acquisition of Property and Equipment	(228)	(287)
Increase of Intangible Asset	(8)	(59)
Sale of Property and Equipment	28	-
Net Cash Generated from (used in) Investment Activities	(202)	(264)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	1	-
Increase in Minority Interest	-	-
Funding and Refinancing	1,785	2,127
Payments	(2,124)	(1,189)
Interest Paid	(122)	(58)
Dividend Payments	-	(0)
Net Cash Generated from (used in) Financing Activities	(460)	880
Cash and Cash Equivalents at the Beginning of the Year	4,970	4,426
Cash and Cash Equivalents at the End of the Year	3,746	3,588
Change in Cash and Cash Equivalent	(1,224)	(838)

11/14

	Breakdown of Gross Sales by Format
(R$ million)	1Q12%		1Q11%		Δ

Pão de Açúcar	1,348	9.9%	1,212	9.8%	11.2%
Extra Hiper (1)	3,411	25.0%	2,958	23.9%	15.3%
Extra Supermercado	1,143	8.4%	1,232	10.0%	-7.2%
Assaí	1,131	8.3%	910	7.4%	24.2%
Others Business (2)	337	2.5%	328	2.7%	2.8%
GPA Food	7,371	54.0%	6,640	53.7%	11.0%

Viavarejo (3)	6,289	46.0%	5,733	46.3%	9.7%
GPA Consolidated	13,660	100.0%	12,373	100.0%	10.4%

	Breakdown of Net Sales by Format
(R$ million)	1Q12%		1Q11%		Δ

Pão de Açúcar	1,213	10.0%	1,091	10.0%	11.2%
Extra Hiper (1)	3,030	24.9%	2,623	24.1%	15.5%
Extra Supermercado	1,044	8.6%	1,119	10.3%	-6.7%
Assaí	1,035	8.5%	827	7.6%	25.2%
Others Business (2)	334	2.8%	325	3.0%	2.9%
GPA Alimentar	6,656	54.8%	5,984	55.1%	11.2%

Viavarejo (3)	5,491	45.2%	4,884	44.9%	12.4%
GPA Consolidado	12,147	100.0%	10,869	100.0%	11.8%

(1) Includes Minimercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

12/14

	Sales Breakdown (% of Net Sales)

	GPA Food		GPA Consolidated
	1Q12	1Q11	1Q12	1Q11

Cash	53.3%	53.2%	40.6%	41.9%
Credit Card	39.2%	39.0%	48.8%	46.8%
Food Voucher	7.4%	7.6%	3.9%	4.9%
Credit	0.1%	0.2%	6.7%	6.4%
Post-Dated Checks	0.1%	0.2%	0.1%	0.1%
Payment Book	0.0%	0.0%	6.6%	6.3%

	Stores Openings/Closings/Conversions per Format
	12/31/2011	Opened	Closed	03/31/2012

Pão de Açúcar	159	0	-1	158
Extra Hiper	132	1	0	133
Extra Supermercado	204	0	0	204
Minimercado Extra	72	0	-1	71
Assaí	59	1	0	60
Ponto Frio	401	1	-2	400
Casas Bahia	544	1	-1	544
Other Business	232	1	-1	232
Gas Satation	78	0	0	78
Drugstores	154	1	-1	154
GPA Consolidated	1,803	5	-6	1,802
Sale Area ('000 m2)	2,821			2,830
Nº of employees ('000)	149			149

13/14

1Q12 Results Conference Call and Webcast

Tuesday, May 8, 2012

11:00 a.m. (Brasília time) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast:http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese:20125656

Code for audio in English:19996509

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website:www.gpari.com.br www.globex.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar:0800-7732732 / Extra: 0800-115060 Ponto Frio:(11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the first quarter of 2012 (1Q12), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended March 2012 was 7.24%

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

14/14

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 08, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.